Absolute Software Declares Quarterly Dividend
VANCOUVER, British Columbia – January 20, 2022 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on February 25, 2022 to shareholders of record at the close of business on February 11, 2022.
Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:
Investor Relations
Joo-Hun Kim, MKR Group
IR@absolute.com
212-868-6760

Media Relations
Becki Levine, Absolute Software
press@absolute.com
858-524-9443